

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15
(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 04, 2018

(Date of earliest event reported)

Commission File No.: 0-25969

URBAN ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 8.01.   Other Events

On December 4, 2018, Urban One, Inc. (the "Company") issued a press release announcing the launch of a cash tender offer for any and all of its 9.25% senior subordinated notes due 2020 and entry into new credit agreements. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

ITEM 9.01.   Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Press release dated December 04, 2018

Cautionary Information Regarding Forward-Looking Statements

This Form 8-K and the press release attached as Exhibit 99.1 hereto includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to the Company at the time of this Form 8-K. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K, 10-Q, 8-K, S-3 and other filings with the Securities and Exchange Commission. The Company does not undertake any duty to update any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

/s/ Peter D. Thompson

December 04, 2018

Peter D. Thompson
Chief Financial Officer and Principal Accounting Officer

NEWS RELEASE

December 04, 2018   Contact: Peter D. Thompson, EVP and CFO
FOR IMMEDIATE RELEASE   (301) 429-4638
Washington, DC

URBAN ONE, INC. ANNOUNCES COMMENCEMENT OF TENDER OFFER FOR 9.25% SENIOR SUBORDINATED NOTES DUE 2020 AND ENTRY INTO NEW CREDIT AGREEMENTS

WASHINGTON, DC - Urban One, Inc. (the "Company" or "Urban One") (NASDAQ: UONEK and UONE), announced today the commencement of a cash tender offer (the "Tender Offer") to purchase any and all of its outstanding 9.25% Senior Subordinated Notes due 2020 (the "Notes").

The Company also announced today entry into a new credit agreement, which, if and when drawn, is expected to provide up to approximately $192.0 million in unsecured term loan borrowings. The unsecured term loan borrowings will be used to satisfy the Company's obligations to repurchase Notes under the cash tender offer or to otherwise refinance, repurchase, redeem or repay the Notes. Concurrently, certain subsidiaries of the Company entered into a credit agreement, which, if and when drawn, is expected to provide up to approximately $50.0 million in term loan borrowings secured in part by those subsidiaries' interests in MGM National Harbor. There are significant conditions precedent to the funding of borrowings under both such credit agreements.

The Tender Offer will expire at 11:59 New York City time on January 2, 2019, unless the Tender Offer is extended or earlier terminated (the "Expiration Time"). Under the terms of the Tender Offer, holders of the Notes who validly tender and do not validly withdraw their Notes prior to 5:00 p.m. New York City time on December 17, 2018 (such time and date which may be extended, the "Early Tender Time") will receive an amount equal to $1,010.00 per $1,000.00 in principal amount of Notes validly tendered and not validly withdrawn, which amount includes an early tender premium equal to $10.00 per $1,000.00 in principal amount of the Notes validly tendered and not validly withdrawn. The aforementioned dates assume for purposes of the Tender Offer that no federal holiday will be declared on December 05, 2018 in honor of President George H.W. Bush's funeral. In the event a federal holiday is declared then all relevant dates will be extended by one business day. Holders of the Notes who validly tender their Notes after the Early Tender Time but on or before the Expiration Time will receive an amount equal to $1,000.00 per $1,000.00 in principal amount of Notes validly tendered. Holders whose Notes are purchased in the Tender Offer will also be paid accrued and unpaid interest from the most recent interest payment date on the Notes to, but not including, the applicable settlement date.

If the Tender Offer is consummated, the Company intends to redeem any Notes that remain outstanding in accordance with the terms of the indenture governing the Notes. In connection therewith, the Company expects to issue a redemption notice in respect of any such Notes with a redemption date of February 15, 2019, at a redemption price of 100.0%.

This press release does not constitute a notice of redemption under the optional redemption provisions of the indenture governing the Notes or an obligation to issue a notice of redemption or to satisfy and discharge the indenture governing the Notes, nor does it constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation or sale will be made in any jurisdiction in which such an offer, solicitation or sale would be unlawful.

The Tender Offer is contingent upon the satisfaction of certain conditions, including, without limitation, (i) the receipt by the Company of sufficient proceeds from one or more financing transactions or the conditions to the consummation of such financing transactions having been satisfied, or in the Company's reasonable judgment, will be satisfied prior to the applicable settlement dates for the Tender Offer and (ii) a minimum of $203.3 million in aggregate principal amount of Notes being validly tendered and not withdrawn in the Tender Offer or such lower amount as may be determined by the Company in its sole discretion. If any of the conditions are not satisfied, the Company is not obligated to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered Notes and may even terminate the Tender Offer.

The complete terms and conditions of the Tender Offer are set forth in an Offer to Purchase dated today (the "Statement") that is being sent to holders of the Notes.

D.F. King & Co., Inc. will act as the tender agent and information agent for the Tender Offer. Requests for a copy of the Statement may be directed to D.F. King & Co., Inc. at (212) 269-5550 (for bankers and brokers) or (800) 290-6426 (for all others) or by email at urban1@dfking.com.

Cautionary Information Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Urban One at the time of this press release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Urban One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Urban One's reports on Forms 10-K, 10-Q, 8-K, S-3 and other filings with the Securities and Exchange Commission (the "SEC"). Urban One does not undertake any duty to update any forward-looking statements.

About Urban One, Inc.

Urban One, Inc. (www.urban1.com), formerly known as Radio One, Inc., together with its subsidiaries, is the largest diversified media company that primarily targets Black Americans and urban consumers in the United States. The Company owns TV One, LLC (tvone.tv), a television network serving more than 59 million households, offering a broad range of original programming, classic series and movies designed to entertain, inform and inspire a diverse audience of adult Black viewers. As one of the nation's largest radio broadcasting companies, Urban One currently owns and/or operates 59 broadcast stations (including our HD stations) in 15 urban markets in the United States. Through its controlling interest in Reach Media, Inc. (blackamericaweb.com), the Company also operates syndicated programming including the Tom Joyner Morning Show, Russ Parr Morning Show, Rickey Smiley Morning Show, Get up Morning! with Erica Campbell, DL Hughley Show, Willie Moore Jr Show, Nightly Spirit with Darlene McCoy, Reverend Al Sharpton Show. In addition to its radio and television broadcast assets, Urban One owns Interactive One, LLC (ionedigital.com), the largest digital resource for urban enthusiasts and Blacks, reaching millions each month through its Cassius and BHM Digital platforms. Additionally, One Solution, the Company's branded content agency and studio combines the dynamics of Urban One's holdings to provide brands with an integrated and effectively engaging marketing approach that reaches 82% of Black Americans throughout the country.